Exhibit 99.1

JinkoSolar's Subsidiary Jiangxi Jinko Proposed to Offer and List up to 1,000,519,986 A Shares in the Form of GDRs on the Frankfurt Stock Exchange in Germany

10/21/2024

SHANGRAO, China, Oct. 21, 2024 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that Jinko Solar Co., Ltd. ("Jiangxi Jinko"), its majority-owned principal operating subsidiary, intends to issue an aggregate of up to 1,000,519,986 A shares (the "Shares"), RMB1.0 par value per Share, in the form of Global Depositary Receipts ("GDRs") (including Shares issued as a result of the exercise of any over-allotment option, if any) (the "GDR Offering"). Each GDR represents 10 Shares. Jiangxi Jinko intends to apply for listing the GDRs on the Frankfurt Stock Exchange in Germany. The size of the GDR Offering is subject to market conditions and may be adjusted by Jiangxi Jinko's board of directors (subject to authorization from its shareholders at the shareholders' meeting).

The GDRs will represent not more than 10% of the total share capital of Jiangxi Jinko prior to this offering. JinkoSolar currently owns approximately 58.59% equity interest in Jiangxi Jinko. Following the GDR Offering, JinkoSolar will own approximately 53.26% equity interest in Jiangxi Jinko (calculated assuming 1,000,519,986 Shares will be issued in the GDR Offering).

The gross proceeds from the GDR Offering are expected to be not more than RMB4.5 billion (or its equivalent in foreign currencies), which, after deducting offering expenses, will be used for (i) construction and development of 1 GW High-efficiency Module Project in the U.S., (ii) construction and development of Shanxi Phase II 14 GW Integrated Production Base Project for manufacturing of monocrystalline silicon pull rod, silicon wafer, high-efficiency solar cells and modules, and (iii) working capital or repayment of bank loans for Jiangxi Jinko. The use of proceeds raised is subject to the disclosure in the offering document or other registration documents.

The completion of the GDR Offering is subject to the approval of Jiangxi Jinko's shareholders, the approvals by the Shanghai Stock Exchange, Frankfurt Stock Exchange and the Federal Financial Supervisory Authority in Germany, and the registration process by the China Securities Regulatory Commission. Jiangxi Jinko cannot guarantee its ability to successfully complete the listing of the GDRs, the related timeline or the actual size and pricing of the GDR Offering.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had over 10 productions facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of June 30, 2024.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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